Filed by Taboola.com Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ION Acquisition Corp 1 Ltd.

Commission File No. 001-39581

Date: January 25, 2021

CNBC Squawk Box Interview — January 25, 2021

Participants:

•	Joe Kernan, CNBC

•	Andrew Sorkin, CNBC

•	Adam Singolda, Taboola

Joe Kernan: The slew of 2021 SPACS is still going strong, here you can see our CNBC SPAC 50 index which tracks the top 50 US SPACS by market caps including some that declared a target investment and it goes up until the deal closes. This morning we have a new SPAC to add to the index, AI power-ed recommendation and advertising platform, Taboola announcing that it’s listing on the NYSE via SPAC merger with Ion Acquisition joining us with more on the deal, Adam Singolda, CEO of Taboola, tell us why, why SPAC is... I know the Outbrain merger...they were...they... that that did not happen—is this an answer to, to how to raise how to move forward given that that’s off?

Adam Singolda: So many questions, good morning Joe. So first of all, so, I’m ringing the bell for the open web. It’s a big market, it’s important, we need a strong, diverse open web, especially during this time so, you know, I’m excited to counter the wave of the Giants and go public. Uh, you know, the reason we went for the SPAC is we found a great partner, you know, that was excited about our vision, is gonna join the board. You know we had together we raised from some of the biggest names in Wall Street—Fidelity, BlackRock, Hedosophia, Baron, Federated, you know, good financials, over $1 billion dollars in gross revenue, $375 million dollars in ex-TAC, over $100 million dollars in EBITDA—adjusted EBITDA. So, you know, for those reasons we thought, you know, it’s a gre.., it’s good time for us to go to public and with a good partner.

Joe Kernan: Did uh, the conjecture was that when you changed your revenue model to some extent that, that you lost a couple of big customers and you had an inability for new financing. Does this answer the, the, that problem of the ability to raise money, Adam? ...Is he frozen? Adam?

[Adam Singolda’s video freezes for [~15] seconds.]

Oh wow. He either...uh when you ask a question that someone doesn’t maybe doesn’t wanna hear and then they just sit there like that you never know, you never know whether it’s technical. Adam, that was funny you just...uh, your shot froze after I asked (laughing)...after I asked that question. And I thought, wow, he’s really mad. Uh—anyways, is that what happened?

Adam Singolda: No, first of all, I’m never mad at you, Joe—and no, we had all the options in the world. We had, our financials are the strongest than ever, and uh, we chose to go public and we got the excitement of our, you know, our... the best investors in Wall Street.

Joe Kernan: Hey Adam, because we don’t have a lot of time...I wanna ask you a question about whether you really are different in terms of not needing to worry about policing what uh, what happens uh in your course of doing business, and I’m talking about all we’ve seen with with Facebook and Twitter and Parler etc. etc. People say since you’re...a lot of your best business is based on clicks, that it helps for you to have controversial content that, sort of, breeds the same type of disinformation, and, and that you’re not—it’s not in your best interest to try to police it. Is that a fair criticism?

Adam Singolda: I don’t think so, I mean, I think if anything we spoke about it on Squawk Box in the past. Taboola is a leader in moderating content. First of all, we work with the best publishers on the planet such as CNBC, The Today Show, The Independent in the UK, Sankei in Japan. So our publisher partners, when you see Taboola is side-by-side to high-quality premium editorial content and then in terms of what we recommend we have a public policy, we have a team of humans that actually reviews every single URL that we recommend, we now review over half a million URLS a week. So, if anything I think Taboola is ahead of the game in terms of moderating content and the most importantly, Joe, is being consistent.

I think what we lack from the platforms, is we don’t always understand why they do what they do and we can’t really correlate today’s action to any long-term policy. With Taboola, you know, everything is public. We have a human team that’s backed by AI and software and you can always expect us to be consistent.

Joe Kernan: So you think that the, the answer to this nagging question about uh how people like you or Facebook or any one uh handles, what goes up and what doesn’t—it just just to be consistent you don’t have a problem with the private companies, you can decide to publish something or not publish something, so, you’re fine with it as long as it’s consistent?

Adam Singolda: No, I think, I think what’s important is that um you have a policy you can stand behind so people can understand the connection, you know, they can have a conversation with you. Then, we can talk about whether it’s good or bad, do we like someone’s decision, do we not, but if we don’t have anything that’s public and says this is what we believe in—and by the way that’s how we intend to enforce it and be consistent, then I think that’s a much bigger problem than any one decision. So that’s why I focus on having a policy, having the metrics, having human beings reviewing a human created problem—which is hate and fake news and all those things—and I think Taboola, especially, is the champion of the open web, you know, that is not like consumer companies that have this identity crisis with open web. Uh we’re doing what we need, you know, need to be done.

Joe Kernan: Some mornings, on our ticker, it seems like every uh stock that goes by is a SPAC. What does that mean, what does that mean to you, Adam, in terms of, you know, where we are in sentiment and is this a little too overheated, would you say?

Adam Singolda: I think it’s a bridge. I mean what’s really important is—can you be a great public company. Because on the other side of it, everyone looks the same. You know, the, what’s most important to, you know, the investment community is, are you a great public company now and can you be a great public company over time. How you go public, from my perspective, is a very momentarily decision. I think from my perspective, the SPAC was a great product, because I could have a conversation with CEO of Ion about the future. We could together go and raise money. From my perspective, having him join the board, having that level of intimacy was an opportunity. So, I like that, you know, but then what’s most important to me is, you know, meets our our targets and be a great company for our partners, our employees and investors.

Joe Kernan: Andrew, I defer to you on the SPAC conflict of interest fee, fee...set up the question, do you do you have anything for Adam on this? are you mad about this one in any way or or can you…?

Andrew Sorkin: We we, no, we’ve talked about the larger, I, look there’s larger questions about what’s gonna happen to the SPAC universe overtime but uh we we’ve known Adam for a long time and uh we we’re we look forward to following his progress so, no questions from me.

Joe Kernan: [laughs] All right. Thanks, thanks Adam that I know we got, we got more SPACs, we got more SPACs to do, and so little time, Adam, but thank you and good luck.

Additional Information

This communication is being made in respect of the proposed transaction involving Taboola.com Ltd. (“Taboola”) and ION Acquisition Corp. 1 Ltd. (“ION”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, Taboola will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of ION in connection with ION’s solicitation of proxies for the vote by ION’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. Taboola and ION also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to holders of shares of ION’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about Taboola and ION will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from Taboola’s website at http://www.taboola.com. Copies of the proxy statement/prospectus can be obtained, when available, without charge, from ION’s website at http://www.ion-am.com/spac.

Participants in the Solicitations

Taboola, ION and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from ION’s shareholders in connection with the proposed transaction. You can find more information about ION’s directors and executive officers in ION’s final prospectus dated October 1, 2020 and filed with the SEC on October 5, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on Taboola’s and ION’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Taboola’s and ION’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Taboola or ION to predict these events or how they may affect Taboola or ION. Except as required by law, neither Taboola nor ION has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Taboola’s and ION’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the outcome of any legal proceedings that may be instituted against ION or Taboola, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of ION or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of ION or Taboola as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; Taboola’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; ability to meet minimum guarantee requirements in contracts with digital properties; intense competition in the digital advertising space, including with competitors who have significantly more resources; ability to grow and scale Taboola’s ad and content platform through new relationships with advertisers and digital properties; ability to secure high quality content from digital properties; ability to maintain relationships with current advertiser and digital property partners; ability to make continued investments in Taboola’s AI-powered technology platform; the need to attract, train and retain highly-skilled technical workforce; changes in the regulation of, or market practice with respect to, “third party cookies” and its impact on digital advertising; continued engagement by users who interact with Taboola’s platform on various digital properties; the impact of the ongoing COVID-19 pandemic; reliance on a limited number of partners for a significant portion of Taboola’s revenue; changes in laws and regulations related to privacy, data protection, advertising regulation, competition and other areas related to digital advertising; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in ION’s final prospectus dated October 1, 2020 relating to its initial public offering and in subsequent filings with the SEC, including the proxy statement relating to the business combination expected to be filed by ION.